Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

February 16, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) today announced its financial results for the three and six months ended December 31, 2010 which were prepared in accordance with Canadian generally accepted accounting principles. All amounts in this news release are in Canadian dollars. Kimber’s interim unaudited consolidated financial statements and management’s discussion & analysis for the three and six months ended December 31, 2010, are available on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/edgar.shtml

Kimber had working capital of $13.74 million, including $13.73 million in cash, as of December 31, 2010, a significant increase over the $4.50 million as of June 30, 2010. Kimber’s net loss for the three months ended December 31, 2010 was $636,114 or $0.01 per common share compared with a net loss of $541,303 or $0.01 loss per share for the three months ended December 31, 2009.

Kimber’s shareholders’ equity increased by $11.13 million during the three months ended December 31, 2010 primarily due to a public offering of shares offset by ongoing expenditures. Certain expenditures, mainly related to exploration and technical advancement at Monterde, were capitalized as unproven mineral right interests.

“During the three months ended December 31, 2010 Kimber successfully completed a public offering with gross proceeds of $12.7 million and released high grade gold-silver surface trench results at the Carmen Deposit which supported continuity of mineralization and showed potential for extension along strike south of Carmen,” said Gordon Cummings, President & CEO of Kimber. “Kimber has now commenced work to complete a pre-feasibility study in 2011 and is progressing with a 30,000 metre drill program to upgrade and expand gold-silver mineral resources at depth and along strike at the existing deposits and to drill test three new targets with potential to host new discoveries that are located less than three kilometres north of the mineral resources in the Carmen structure.”

Selected information

The following information is for the three months ended December 31, 2010 and 2009:

	For Three months ended
	December 31, 2010	December 31, 2009
Results of operations
Net loss	$(636,114)	$(541,303)
Net loss per share – basic and diluted	(0.01)	(0.01)

Net cash used in operations	$(498,685)	$(440,063)
Net cash used in investing activities	$(771,878)	$(673,230)
Net cash provided by financing activities	$11,868,239	$2,166

The following information is as at December 31, 2010 with comparable information at June 30, 2010.

	December 31, 2010	June 30, 2010
Financial position
Cash	$13,734,513	$4,560,493
Current assets	14,360,325	5,046,917
Unproven mineral right interests	43,992,497	42,647,361
Total assets	58,867,269	48,192,238
Current liabilities	619,814	541,627
Total liabilities	619,814	541,627
Shareholders’ equity	58,247,455	47,650,611

Working capital	$13,740,511	$4,505,290

The net losses for Kimber for the three months ended December 31, 2010 and 2009 include non-cash charges for stock-option compensation of $74,359 in 2010 and $43,886 in 2009.

Pre-Feasibility Study

Kimber has contracted a senior geologic engineer, James McKay, to assist in coordinating the completion of the pre-feasibility study for the Monterde project in 2011. Mr. McKay has a Bachelor of Science in geological engineering, an M.B.A. from the University of Nevada and over 35 years of experience in the mineral exploration and mining sector including director, officer and consulting roles with public companies.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Resource and Reserve Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.